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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Sarna                             David                E.Y.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                         Continental Plaza, Building III
                         433 Hackensack Avenue
--------------------------------------------------------------------------------
                                    (Street)

  Hackensack                          NJ                 07601
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

     ObjectSoft Corporation - OSFT

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

     12/98
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [X]   10% Owner
   [X]   Officer (give title below)           [_]   Other (specify below)

     Chairman, Co-Chief Executive Officer & Secretary

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
 value $.0001 per share               12/22/98        P               10,000      A      $0.75    607,000(1)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

                                                                          (Over)

                                                                 SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock        $1.45(2)                                  (2)     6/30/01    Common   50,000                        D
                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock        $1.45                                     (3)     7/8/03     Common   50,000                        D
                                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant to
Purchase
Common Stock        $ .50                                    4/15/93  4/30/00    Common   50,000           150,000      D
                                                                                 Stock
====================================================================================================================================

Explanation of Responses:

(1) Includes 150,000 shares of common stock owned by The David E. Y. Sarna Family Trust of which Mr. Sarna's wife and Melvin Weinberg are the trustees and as to which shares Mr. Sarna disclaims beneficial ownership.

(2) On July 9, 1998, the Stock Option Committee of the Board of Directors of the Issuer resolved to reprice an option to purchase 50,000 shares of common stock granted to the Reporting Person under the Issuer's Stock Option Plan. The exercise price of the option was repriced to $1.45 from $3.50 and the option which was previously fully vested was changed to provide for the vesting of 25,000 shares of common stock as of July 9, 1998 and 25,000 shares of common stock as of July 9, 1999.

(3) The option is exercisable as to 25,000 shares of common stock as of July 9, 1998 and 25,000 shares of common stock as of July 9, 1999.

**    Intentional   misstatements  or  omissions  of  facts  constitute  Federal
      Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             /s/ David E.Y. Sarna                         December 23, 1998
           -------------------------------                -----------------
           **Signature of Reporting Person                    Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                          Page 2 SEC 1474 (7-96)